SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 21, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.
CNPJ N. 01.832.635/0001-18
NIRE 35.300.150.007
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MARCH 20th, 2007

Date, time and location: March 20th, 2007, at 9:00 a.m., at the company head office located at Av. Jurandir, 856, Lot 04, 1st floor, Jardim Ceci, City of São Paulo, State of São Paulo. Quorum: All members of the Board of Directors were in attendance, except board member Roger Ian Wright and Henry Philippe Reichstul. Table: Noemy Almeida Oliveira Amaro – Chairman and Flávia Turci – Secretary. Agenda and resolutions: 1) Presentation by management of the Financial Statements and Management Report for the year ended December 31, 2006, having KPMG and PricewaterhouseCoopers legal representatives present, as well as two members of the Fiscal Council, together with the president of the latter. Due to the favorable assessment of the Fiscal Council and the external auditors, the Financial Statements and management Report were unanimously approved. 2) As proposed by management, the destination of the 2006 results were approved as follows: a) payments of dividends in the amount of R$137,268,869.54, representing R$0.9117 per share, being supplementary dividends in the amount of R$120,357,647.41 representing R$0.7994 per share, benefiting the shareholders that are present in the Company’s registry at this date, so that shares of the Company shall be negotiated ex-dividend as of March 21st, 2007, inclusive. The approved dividends shall be paid on March 30th, 2007, with no additional remuneration. b) Payment of interest on shareholders’ capital in the amount of R$16,911,222.13 representing R$0.1123, benefiting the shareholders that are present in the Company’s registry at this date, so that shares of the Company shall be negotiated with no rights to interest on shareholders’ capital as of March 21st, 2007, inclusive. The approved dividends shall be paid on March 30th, 2007, with no additional remuneration. c) R$401,658,875.65 for retention of profits, whose proceeds, in accordance with the approved capital, shall be primarily for the pre-payment of aircraft and acquisition of fixed assets. Closure: There being nothing further, the meeting was adjourned and a summary of these minutes was drawn up, which after being read was signed by all those present. São Paulo, March 20th, 2007. Chairman – Noemy Almeida Oliveira Amaro; Secretary – Flávia Turci. Officers: Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro Demenato, Maurício Rolim Amaro, Luiz Antonio Corrêa Nunes Viana Oliveira, Adalberto de Moraes Schettert, Waldemar Verdi Jr. and Roger Wright. Faithful copy of the minutes transcribed in the proper records.

Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.